1 / 2 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) - CANCELLATION OF TREASURY SHARES Amsterdam, 17 June 2024 - Reference is made to the announcements dated: (i) 12 April 2024, concerning the resolutions adopted by the Annual Shareholders Meeting of Ferrovial held on 11 April 2024; and (ii) 30 April 2024, concerning the termination of the buyback program started on 30 November 2023. Under the terms approved by the Annual Shareholders Meeting of the Company under agenda item 9, Ferrovial has resolved to cancel 13,245,104 treasury shares with a nominal value of EUR 0.01 each. As a result, the Company's issued share capital will be reduced by a nominal amount of EUR 132,451.04. Pursuant to the relevant statutory provisions, the cancellation may not be effected earlier than two months after a resolution to cancel shares is adopted and publicly announced. The Company will carry out the steps to cancel the 13,245,104 shares once all the necessary formalities have been completed in accordance with the regulations governing the reduction of its issued share capital. Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the Company’s planned reduction of its issued share capital, including the expected timing thereof. Forward-looking statements are typically identified by words or phrases, such as “about,” “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward- looking statements are based on current estimates or expectations of future events and are subject to risks and uncertainties and actual expectations could differ materially from those indicated by these statements. The information, opinions, and forward-looking statements contained in this announcement are made and based on information available at the time of the release, speak only as at its date and are subject to change without notice. The Company assumes no obligation to update any forward-looking statement.

2 / 2 About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.